LEVON RESOURCES LTD.

(renamed SciVac Therapeutics Inc. on July, 9, 2015 – see Notes 1 and 13)

(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2015

(Expressed in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements of Levon Resources Ltd. (an exploration stage company) are the responsibility of the Company’s management. These condensed consolidated interim financial statements are prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements have not been audited.

“Curtis Lockshin”	“Jim Martin”
Dr. Curtis Lockshin	Jim Martin, CPA
CEO	CFO

Vancouver, British Columbia

August 13, 2015

1

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian Dollars)

	June 30, 2015	March 31, 2015

ASSETS
Current
Cash and cash equivalents	$33,148,214	$33,926,320
Amounts receivable	96,388	53,509
Prepaid expenses	37,690	67,059
Investments (Note 3)	13,969,205	16,062,348
	47,251,497	50,109,236
Non-current assets
Reclamation deposits (Note 4)	32,629	32,629
Amounts receivable (Note 5)	2,689,851	2,751,086
Exploration and evaluation assets (Note 6)	50,000,000	50,000,000
Property and equipment (Note 7)	51,192	79,850
Total Assets	$100,025,169	$102,972,801

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$617,678	$290,822
Due to related parties (Note 9)	86,094	59,773
Deposit liabilities (Note 13)	439,500	-

Total Liabilities	1,143,272	350,595

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	237,798,913	237,731,054
Reserves	16,727,156	16,630,525
Accumulated other comprehensive loss	2,502,402	4,323,444
Deficit	(158,146,574)	(156,062,817)

Total Equity	98,881,897	102,622,206

Total Liabilities and Shareholders’ Equity	$100,025,169	$102,972,801

Approved by the Board and authorized for issue on August 13, 2015.

“Curtis Lockshin”	Director
Dr. Curtis Lockshin

“Adam Logal”	Director
Adam Logal

The accompanying notes are an integral part of these condensed consolidated interim financial statements

2

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

	Three months ended June 30, 2015	Three months ended June 30, 2014

Expenses
Consulting and management fees (Note 9)	$290,383	$200,974
Depreciation (Note 7)	25,128	3,736
Director fees	-	22,500
Exploration (Note 6)	129,480	300,824
General exploration (Note 6)	84,029	-
Listing and filing fees	84,977	25,147
Office, occupancy and miscellaneous	26,982	52,209
Professional fees	118,737	22,816
Salaries and benefits	4,079	57,459
Share-based payments (Note 8)	209,698	266,286
Shareholder relations and promotion	159,197	76,399
Transaction costs (Note 13)	598,014	-
Travel	44,049	32,165

Loss Before Other Items	(1,774,753)	(1,060,515)

Interest income	152,971	160,959
Foreign exchange loss	(275,582)	(287,512)

Net Loss Before Income Taxes for Period	(1,897,364)	(1,187,068)

Deferred income tax expense	(272,101)	-

Net Loss for the Period	(2,169,465)	(1,187,068)

Other Comprehensive Loss
Items that will be reclassified to net loss
Unrealized loss on investments (Note 3)	(2,093,143)	(58)
Deferred income tax recovery (Note 3)	272,101	-

Total Comprehensive Loss for Period	$(3,990,507)	$(1,187,126)

Loss Per Share, Basic and Diluted	$(0.01)	$(0.01)

Weighted Average Number of Common Shares Outstanding	231,590,385	199,992,885

The accompanying notes are an integral part of these condensed consolidated interim financial statements

3

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian Dollars)

	Three months ended June 30, 2015	Three months ended June 30, 2014

Operating Activities
Net loss	$(2,169,465)	$(1,187,068)
Items not involving cash:
Depreciation	28,658	7,669
Share-based payments	209,698	266,286
Unrealized foreign exchange	259,005	(2,357)
Deferred income tax	272,101	-
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(87,262)	109,033
Accounts payable and accrued liabilities	326,856	(25,157)
Due to related parties	28,000	(7,576)
Deposit liabilities	439,500	-

Cash Used in Operating Activities	(692,909)	(839,170)

Investing Activities
Purchase of convertible debenture	-	(850,000)

Cash Used In Investing Activity	-	(850,000)

Financing Activity
Issue of share capital for cash, net of issuance costs	40,500	50,000

Cash Provided by Financing Activity	40,500	50,000

Foreign Exchange Effect on Cash	(125,697)	2,357
Outflow of Cash	(778,106)	(1,636,813)
Cash and Cash Equivalents, Beginning of Period	33,926,320	41,685,776

Cash and Cash Equivalents, End of Period	$33,148,214	$40,048,963

The accompanying notes are an integral part of these condensed consolidated interim financial statements

4

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Shares	Share Capital	Reserve for options	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity
Balance, March 31, 2014	199,854,423	$230,664,826	$15,498,406	$(26,519)	$(72,675,558)	$173,461,155

Exercise of stock options	200,000	50,000	-	-	-	50,000
Transfer of exercised options		23,512	(23,512)	-	-	-
Transfer of expired options	-	-	(7,762)	-	7,762	-
Share-based compensation	-	-	266,286	-	-	266,286
Net loss for the period	-	-	-	-	(1,187,068)	(1,187,068)
Unrealized loss on available for sale securities	-	-	-	58	-	58
Balance, June 30, 2014	200,054,423	$230,738,338	$15,733,418	$(26,461)	$(73,854,864)	$172,590,431

The accompanying notes are an integral part of these condensed consolidated interim financial statements

5

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Shares	Share Capital	Reserve for options	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity
Balance, March 31, 2015	231,564,423	$237,731,054	$16,630,525	$4,323,444	$(156,062,817)	$102,622,206

Exercise of stock options	142,500	40,500	-	-	-	40,500
Transfer of exercised options		27,359	(27,359)	-	-	-
Transfer of expired options	-	-	(85,708)	-	85,708	-
Share-based compensation	-	-	209,698	-	-	209,698
Net loss for the period	-	-	-	-	(2,169,465)	(2,169,465)
Unrealized loss on available for sale securities	-	-		(2,093,143)	-	(2,093,143)
Deferred income tax				272,101		272,101
Balance, June 30, 2015	231,706,923	$237,798,913	$16,727,156	$2,502,402	$(158,146,574)	$98,881,897

The accompanying notes are an integral part of these condensed consolidated interim financial statements

6

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

As at and for the three-month period ended June 30, 2015

(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Levon Resources Ltd. (the “Company” or “Levon”) was incorporated under the laws of British Columbia on April 9, 1965. The Company is an exploration stage public company whose principal business activities are the exploration for and development of exploration and evaluation properties in Mexico. There have been no significant revenues generated from these activities to date. The address of the Company’s registered office is Suite 500 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company’s ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations or the ability of the Company to raise alternative financing.

On March 20, 2015, the Company, together with SciVac Ltd. (“SciVac”) announced that they had entered into an arrangement agreement pursuant to which the Company will acquire 100% of the issued and outstanding ordinary shares of SciVac by way of a court-approved plan of arrangement (the “Arrangement”). SciVac is a commercial-stage biotech leader in protein engineering whose flagship product, Sci-B-Vac, is a next generation hepatitis B vaccine. The Arrangement was completed on July 9, 2015 and concurrently the Company changed its name to SciVac Therapeutics Inc. (Note 13).

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended March 31, 2015, which were prepared in accordance with IFRS as issued by the IASB.

3.	INVESTMENTS

At June 30, 2015, the Company held investments as follows:

	Quantity of Common Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Pershing Gold Corporation (1)	1,954,366	$11,097,010	$2,872,020	$13,969,030
Great Thunder Gold Corp.	11,632	26,811	(26,636)	175

Balance, June 30, 2015		$11,123,821	$2,845,384	$13,969,205

(1) On June 18, 2015, Pershing Gold affected a reverse stock split of its common shares at a ratio of 1-for-18 and the Company now holds 1,954,366 common shares in the company.

7

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

As at and for the three-month period ended June 30, 2015

(Expressed in Canadian Dollars)

3.	INVESTMENTS (Continued)

At March 31, 2015, the Company held investments as follows:

	Quantity of Common Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Pershing Gold Corporation	35,178,572	$11,097,010	$4,965,104	$16,062,114
Great Thunder Gold Corp.	11,632	26,811	(26,577)	234

Balance, March 31, 2015		$11,123,821	$4,938,527	$16,062,348

During the quarter ended June 30, 2015, the Company recognized in comprehensive loss an unrealized loss on its investments of $2,093,143 and a corresponding deferred income tax recovery of $272,101.

4.	RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits, as required by certain government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000 with maturity dates ranging from July 29, 2015 to January 13, 2016 and interest rates at 1.00%. These deposits are renewed annually.

5.	AMOUNTS RECEIVABLE

The balance in amounts receivable includes value added taxes to be recovered in Mexico. At each financial position reporting date, the carrying amounts of the Company’s amounts receivable are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The Company is corresponding with the Mexican government to recover the Mexican value added tax. At June 30, 2015, there are no indications that suggest that the Company’s Mexican value added tax receivables are not recoverable.

6.	EXPLORATION AND EVALUATION ASSETS

The Company has capitlized the following acquisition expenditures:

	Cordero
	Original Cost	Impairment	Net
Balance, March 31, 2015	$128,763,649	$(78,763,649)	$50,000,000
Movement for the period	-	-	-
Balance, June 30, 2015	$128,763,649	$(78,763,649)	$50,000,000

8

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

As at and for the three-month period ended June 30, 2015

(Expressed in Canadian Dollars)

6.	EXPLORATION AND EVALUATION ASSETS (Continued)

The Company incurred the following exploration expenditures, which were expensed in the condensed consolidated interim statement of operations and comprehensive loss for the three months ended June 30, 2015 and 2014.

	3 months June 30, 2015	3 months June 30, 2014
	(Note 6(c))	(Note 6(c))

Assays	$-	$43,270
Drilling and exploration	9,934	17,518
Geological and management services	73,408	164,103
Mining rights	-	20,439
Payroll and general supplies	35,514	-
Professional fees	-	55,494
Travel	10,624	-
	$129,480	$300,824

(a)	Congress claims

The Company owns a 50% leasehold interest in certain claims in the Lillooet Mining Division, British Columbia.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty (“NSR”) held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is looking to reacquire Veronex’s interest in the claims, as Veronex transferred its interest to another company against the terms of the original agreement and had not complied with other terms of agreement.

(b)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in certain mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing.

(c)	Cordero Sanson

The Cordero property is located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are comprised of claims wholly-owned by VHV by agreement with long-standing ranch families and small local mining companies, and certain other claims that were staked by the Company.

(d)	Other claims include the Eagle Ruf and Norma Sass and Wayside as described below:

(i)	Eagle claims

The Company holds a 50% interest in certain lode mining claims located in Lander County, Nevada. The claims are subject to a 3% NSR.

9

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

As at and for the three-month period ended June 30, 2015

(Expressed in Canadian Dollars)

6.	EXPLORATION AND EVALUATION ASSETS (Continued)

(ii)	Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Resource Inc. (“Coral”), a public company with common directors and management, an undivided one-third interest in certain mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada.

A third party holds a 3% NSR on the production from certain of the claims, up to a limit of US$1,250,000.

(iii)	Wayside claims

The Company owns certain mineral claims in the Lillooet Mining Division, British Columbia.

(e)	During the quarter ended June 30, 2015, the Company also incurred general exploration expenditures of $84,029 (2014 – $Nil) in relation to due diligence on exploration mining projects.

7.	PROPERTY AND EQUIPMENT

	Computer Equipment	Furniture and Equipment	Vehicles	Machinery Equipment	Total

COST
Balance at March 31, 2015	15,034	33,950	54,976	107,441	211,401
Additions	-	-	-	-	-
Balance at June 30, 2015	$15,034	$33,950	$54,976	$107,441	$211,401

ACCUMULATED DEPRECIATION
Balance at March 31, 2015	7,040	20,488	19,808	84,215	131,551
Depreciation	5,373	12,381	5,890	5,014	28,658
Balance at June 30, 2015	$12,413	$32,869	$25,698	$89,229	$160,209

CARRYING AMOUNTS
At March 31, 2015	$7,994	$13,462	$35,168	$23,226	$79,850
At June 30, 2015	$2,621	$1,081	$29,278	$18,212	$51,192

Of the $28,658 (2014 - $7,669) depreciation recognized during the three months ended June 30, 2015, $25,128 (2014 - $3,736) was recognized as depreciation expense and $3,530 (2014 - $3,933) was recorded as part of exploration expense.

10

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

As at and for the three-month period ended June 30, 2015

(Expressed in Canadian Dollars)

8.	SHARE CAPITAL

Authorized

Unlimited number of common shares without par value

Issued

During the three months ended June 30, 2015, 142,500 stock options with a weighted average exercise price of $0.28 were exercised for proceeds of $40,500. The Company reallocated the fair value of these options previously recorded in the amount of $27,359 from reserve for options to share capital.

During the three months ended June 30, 2014, 200,000 stock options with an exercise price of $0.25 were exercised for proceeds of $50,000. The Company reallocated the fair value of these options previously recorded in the amount of $23,512 from reserve for options to share capital.

Share purchase warrants

There are no share purchase warrants outstanding as at June 30, 2015 and June 30, 2014 and there were no share purchase warrants transactions during the three month ended June 30, 2015 and 2014.

Stock options

The Company established a rolling stock option plan in 2011 that was amended and restated by shareholders on September 21, 2012 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to employees and persons providing investor relations or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year. The stock option plan provides for the vesting of stock options over a period of one year or as otherwise determined by the Company’s Board of Directors at the time of the grant. The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years from the grant date.

For the three months ended June 30, 2015 and 2014, stock option activity is summarized as follows:

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, March 31, 2014	18,490,000	$0.72
Exercised	(200,000)	$0.25
Expired	(125,000)	$0.65

Stock options outstanding, June 30, 2014	18,165,000	$0.72

11

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

As at and for the three-month period ended June 30, 2015

(Expressed in Canadian Dollars)

8.	SHARE CAPITAL (Continued)

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, March 31, 2015	21,915,000	$0.64
Exercised	(142,500)	$0.28
Expired	(922,500)	$0.55

Stock options outstanding, June 30, 2015	20,850,000	$0.66

A summary of stock options outstanding and exercisable as at June 30, 2015 and 2014 is as follows:

		Stock Options Outstanding			Stock Options Exercisable
Expiry Date	Exercise Price	June 30, 2015	June 30, 2014		June 30, 2015	June 30, 2014

January 28, 2015	$0.70	-	200,000		-	200,000
July 20, 2015	$0.65	400,000	400,000		400,000	400,000
September 3, 2015	$1.00	3,200,000	3,285,000		3,200,000	3,285,000
November 26, 2015	$0.75	100,000	100,000		100,000	75,000
November 26, 2015	$1.00	200,000	200,000		200,000	150,000
November 26, 2015	$1.25	200,000	200,000		200,000	150,000
March 25, 2016	$0.75	7,850,000	7,920,000		7,850,000	7,920,000
October 3, 2016	$0.75	-	200,000	2	-	200,000
October 3, 2016	$1.50	-	25,000		-	25,000
May 15, 2017	$1.00	750,000	750,000		750,000	750,000
June 7, 2017	$1.00	50,000	100,000		50,000	100,000
March 10, 2019	$0.40	4,425,000	4,785,000		2,225,000	1,196,250
October 21, 2019	$0.28	3,675,000	-		1,912,500	-
		20,850,000	18,165,000		16,887,500	14,451,250

No stock options were granted during the three months ended June 30, 2015 and 2014. The share-based payments recorded for the three months ended June 30, 2015 and 2014 represent the fair value of stock options previously granted and vested during the three months ended.

12

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

As at and for the three-month period ended June 30, 2015

(Expressed in Canadian Dollars)

9.	RELATED PARTY TRANSACTIONS

Compensation of key management personnel

The Company has identified its directors and certain senior officers (CEO, CFO, VP Exploration and Corporate Secretary) as its key management personnel. The compensation costs for key management personnel for the three months ended June 30, 2015 and 2014 are as follows:

	June 30, 2015	June 30, 2014
Salaries and benefits	$-	$21,837
Consulting and management fees (i)	260,404	181,433
Share-based payments	134,644	167,349
	$395,048	$370,619

(i)	Includes amounts paid to the CEO, CFO, VP Exploration and corporate secretary of the Company, recorded in consulting and management fees and exploration expense, respectively. The Company also has commitments related to change of control provisions to the CEO and VP Exploration (Note 13).

Cost sharing arrangement

During the three months ended June 30, 2014, $93,824 was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors. The Company participated in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement with Oniva was terminated on March 31, 2015 and the Company is no longer a shareholder in Oniva.

Due to related parties

Due to related parties consists of the following:

	June 30, 2015	March 31, 2015
Coral Gold Resources Ltd. (i)	$58,094	$58,774
Great Thunder Gold Corp. (i)	-	999
NK Financial Services Inc. (ii)	28,000	-
	$86,094	$59,773

(i)	Coral Gold Resources Ltd. and Great Thunder Gold Corp. are public companies related by way of common directors.

(ii)	NK Financial Services Ltd. is a private company controlled by an officer of the Company.

13

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

As at and for the three-month period ended June 30, 2015

(Expressed in Canadian Dollars)

10.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties.

11.	COMMITMENTS

The Company has entered into consulting agreements, including with the CEO and VP of Exploration, which have expiry dates between December 2015 and April 2019. The Company’s commitment for future minimum payments in respect of these agreements is as follows:

	June 30, 2015	March 31, 2015
Not later than one year	$767,151	$780,005
Later than one year and no later than five years	1,646,568	1,826,352
	$2,413,719	$2,606,357

The Company’s commitment for future minimum payments in respect of operating lease agreements are as follows:

	June 30, 2015	March 31, 2015
Not later than one year	$29,468	$16,065
Later than one year and no later than five years	51,720	-
	$81,188	$16,065

12.	FAIR VALUE MEASUREMENTS

The carrying amounts of amounts receivable (excluding HST and IVA, being Mexican value added tax), accounts payable and due to related parties are a reasonable estimate of their fair values due to their short term to maturity. Cash equivalents are comprised of cashable GICs with a maturity of three months or less and are carried at fair value in accordance with Level 1 of the fair value hierarchy. Investment securities are accounted for at fair value based on quoted market prices in accordance with Level 1 of the fair value hierarchy. The carrying amount of reclamation deposits approximate their fair value in accordance with Level 2 of the fair value hierarchy as the stated rates approximate market rates of interest.

14

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

As at and for the three-month period ended June 30, 2015

(Expressed in Canadian Dollars)

12.	FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at June 30, 2015.

	Level 1	Level 2	Level 3
Cash and cash equivalents	$33,148,214	$-	$-
Investments	$13,969,205	$-	$-
Reclamation deposits	$-	$32,629	$-

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2015.

	Level 1	Level 2	Level 3
Cash and cash equivalents	$33,926,320	$-	$-
Investments	$16,062,348	$-	$-
Reclamation deposits	$-	$32,629	$-

13.	SUBSEQUENT EVENTS

On July 9, 2015, the Company announced the completion of the Arrangement pursuant to which the Company completed a reverse takeover of SciVac. In connection with the Arrangement, the Company acquired 100% of the issued and outstanding securities of SciVac in exchange for 517,514,016 common shares of the Company, resulting in the former SciVac security holders holding 68.4% of the issued and outstanding common shares and the shareholders of the Company immediately prior to the effective time of the Arrangement controlling the remaining 31.6%. On completion of the Arrangement, the Company changed its name from Levon Resources Ltd. to SciVac Therapeutics Inc.

At the closing of the Arrangement, all holders of common shares of the Company immediately prior to the effective time of the Arrangement received one new common share of the Company (each a “New Levon Share”) and 0.5 of a common share (each, a “Spinco Share”) of 1027949 BC Ltd., a newly formed exploration company (“Spinco”), in exchange for each common share of the Company (each a “Levon Share”) held by them. Upon closing of the Arrangement, shareholders of the Company held 100% of the issued and outstanding Spinco Shares in addition to 31.6% of the issued and outstanding New Levon Shares. In addition to acquiring all of the issued and outstanding shares of SciVac, the Company retained $27 million in cash. All other assets and liabilities of Levon were transferred to or will be assumed by Spinco.

On completion of the Arrangement, the Company will have estimated assets of $33,000,000 and liabilities of $19,400,000 based on the June 30, 2015 quarterly financial information for SciVac.

Transaction costs of $598,014 incurred as at June 30, 2015 represent legal and consulting fees incurred in relation to the Arrangement described above.

15

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

As at and for the three-month period ended June 30, 2015

(Expressed in Canadian Dollars)

13.	SUBSEQUENT EVENTS (Continued)

Completion of the Arrangement triggered a change in control provision resulting in severance payments prior to the transfer of all assets and liabilities to Spinco being made to a company controlled by the Company’s CEO and a company controlled by the Company’s VP Exploration in the amounts of US $1,500,000 and US $750,000 respectively pursuant to consulting agreements entered into by the Company with each party.

Pursuant to the Company’s stock option plan all unvested options vest upon a change of control of the Company. Immediately prior to completion of the Arrangement shareholders of the Company exercised 7,378,500 stock options raising $2,548,980. All remaining unexercised stock options were cancelled at the time of completion of the Arrangement. At June 30, 2015, the Company held funds from shareholders in respect of option exercises pending completion of the Arrangement amounting to $439,500.

16

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2015

The following discussion and analysis of the results of operations and financial position of Levon Resources Ltd. (the “Company” or “Levon”) for the three months ended June 30, 2015 should be read in conjunction with the June 30, 2015 Unaudited Condensed Consolidated Interim Financial Statements (“the Financial Statements”) and the notes thereto and the Company’s annual audited consolidated financial statements for the year ended March 31, 2015 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated August 13, 2014 and discloses specified information up to that date. Levon is classified as a “TSX issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

This MD&A relates to the business activities and financial results of Levon prior to the completion of the Arrangement (see below). Subsequent to June 30, 2015 (on July 9, 2015), Levon completed the Arrangement pursuant to which it acquired SciVac Ltd. (“SciVac”) and divested to 1027949 BC Ltd. all of its assets and liabilities, other than $27 million of cash, which was retained by Levon. At completion, Levon was renamed SciVac Therapeutics Inc. and 1027949 BC Ltd. was renamed Levon Resources Ltd. Throughout this MD&A we refer to “Levon”, the “Company”, “we”, “us”, “our” or “its” and all of these terms are used in respect of Levon Resources Ltd. prior to the completion of the Arrangement and/or SciVac Therapeutics Inc. following completion of the Arrangement, as the case may be. Additionally, references to “SciVac” in this MD&A are used in respect of SciVac Ltd. prior to completion of the Arrangement.

We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com under the profile of SciVac Therapeutics and the Company’s website at www.scivac.com. Information relating to the mining exploration activities of Levon following completion of the SciVac Arrangement is available on SEDAR at www.sedar.com under the profile of Levon Resources Ltd. and the website www.levon.com.

Vic Chevillon, MA, CPG, Vice President of Exploration and Director for Levon is a “qualified person” as such term is defined in National Instrument 43-101 and has reviewed and approved the scientific and technical disclosure contained in this Management Discussion and Analysis.

NON-GAAP MEASURES

In this document “Loss before other items per Share, and basic and diluted” are non-GAAP measures, as they do not have any standardized meanings as prescribed by IFRS. They are used to assist management in measuring the Company’s ability to finance operations and meet financial obligations. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with IFRS, or other measures of financial performance calculated in accordance with IFRS. The non-GAAP measures are unlikely to be comparable to similar measures presented by other issuers.

BUSINESS DESCRIPTION

Until the time of completion of the Arrangement on July 9, 2015, Levon was an exploration stage public company. The Company is listed on the Toronto Stock Exchange (“the TSX”) trading under the symbol LVN, prior to completion of the Arrangement and VAC, subsequently. The common shares of Levon are also listed on the Frankfurt Stock Exchange under the symbol “L09” and are quoted for trading in the United States on the OTCQX. Levon was quoted on OTCQX under the ticker “LVNVF” prior to completion of the Arrangement and “SVAC”, subsequently. The Company is a reporting issuer in each of the Provinces of Canada, except Quebec. The Company’s principal business activities are the exploration and development of exploration and evaluation assets.

The Company has generated no operating revenues, and at June 30, 2015 and at closing of the Arrangement, did not anticipate any operating revenues from its mining exploration activities until the Company is able to find, acquire, place in production and operate a mine. Historically, the Company has raised funds to fund its operations through equity financing and the exercise of options and warrants.

In March 2011, the Company consolidated 100% ownership in the Cordero-Sanson Project (“the Cordero Project”) acquiring the all of the shares of Valley High Ventures Ltd. (“VHV”), which owned the remaining 49% of the Cordero Project. The Codero Project is located 35 km northeast of the town of Hidalgo Del Parral, in the southern part of the state of Chihuahua in north central Mexico. In February of 2009, the Company commenced field work on the Cordero Project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in north central Mexico (Penasquito, Pitarrilla, Camino Rojo and others). The Cordero Project is held through the Company’s wholly-owned Mexico subsidiary company Minera Titan.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2015

BUSINESS DESCRIPTION (Continued)

Levon also formed an operating company Administración de Proyectos Levon en México, S.A. de C.V., which is under contract to Minera Titan to complete the Cordero Project exploration program.

The Company’s wholly-owned subsidiary Valley High Ventures Ltd. (“VHV”) is incorporated under the laws of British Columbia, Canada, and the Company has three other wholly-owned subsidiaries incorporated under the laws of Mexico, namely Administración de Proyectos Levon en México, S.A. de C.V., Minera Titan S.A. de C.V. and Minera El Camino, S.A. de C.V. Levon also has three wholly-owned subsidiaries incorporated under the laws of British Virgin Islands, namely Aphrodite Asset Holdings Ltd, Turney Assets Limited and Citrine Investment Holdings Ltd. In addition, on February 18, 2015, Levon incorporated a wholly-owned subsidiary, 1027949 BC Ltd. (“Spinco”), pursuant to the British Columbia Business Corporations Act. Spinco’s sole business was to acquire and operate the Levon Mineral Properties pursuant to the SciVac Arrangement (see “Corporate Developments” below).

On March 20, 2015, the Company, together with SciVac announced that they had entered into an arrangement agreement pursuant to which the Company will acquire 100% of the issued and outstanding ordinary shares of SciVac by way of a court-approved plan of arrangement (the ” Arrangement”). SciVac is a commercial-stage biotech leader in protein engineering whose flagship product, Sci-B-Vac, is a superior next generation hepatitis B vaccine (see “Corporate Developments” below). The Arrangement completed on July 9, 2015 (see “Corporate Developments – Highlights for the Quarter ended June 30, 2015”).

CORPORATE DEVELOPMENTS – HIGHLIGHTS FOR THE QUARTER ENDED JUNE 30, 2015

As at June 30, 2015, the Company had working capital of $46,108,225 (March 31, 2015 - $49,758,641), including cash of $33,148,214 (March 31, 2015 - $33,926,320) and investments of $13,969,205 (March 31, 2015 - $16,062,348).

During the quarter ended June 30, 2015, the Company incurred exploration expenditures relating to the Cordero Project amounting to $129,480 (2014 - $300,824) reflecting a general reduction in overall exploration activity in the current period consistent with the Company’s efforts in overall cost control.

During the quarter ended June 30, 2015, the Company reported a net loss of $2,169,465 (2014 - $1,187,068) which included transaction costs of $598,014 (2014 – Nil) and a deferred income tax expense of $272,101 (2014 – Nil) substantially accounting for the increased loss against the prior year period.

During the quarter ended June 30, 2015, the Company reported an unrealized loss of $2,093,143 (2014 - $58) on its investments, representing its 9.0% interest in Pershing Gold Corporation (“Pershing Gold”) acquired in February 2015.

During the year ended March 31, 2015, the Company recovered Mexican value added tax of approximately $656,000. The Company is corresponding with the Mexican government to recover the further Mexican value added tax owing to it.

On June 3, 2015, the Arrangement was approved by the shareholders and optionholders of Levon voting as a single class at a special meeting of shareholders and optionholders and, on June 4, 2015, the Supreme Court of British Columbia granted a final order approving the Arrangement. The Arrangement completed on July 9, 2015.

During the quarter, shareholders exercised 142,500 stock options raising $40,500. Subsequent to the quarter end, immediately prior to closing of the Arrangement, shareholders of the Company exercised 7,378,500 options raising $2,548,980.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2015

CORPORATE DEVELOPMENTS (Continued)

The Arrangement

On July 9, 2015, the Company announced the completion of the Arrangement pursuant to which the Company completed a reverse takeover of SciVac. In connection with the Arrangement, the Company acquired 100% of the issued and outstanding securities of SciVac in exchange for 517,514,016 common shares of the Company, resulting in the former SciVac securityholders holding 68.4% of the issued and outstanding common shares and the shareholders of the Company immediately prior to the effective time of the Arrangement controlling the remaining 31.6%. On completion of the Arrangement, the Company changed its name from Levon Resources Ltd. to SciVac Therapeutics Inc.

At the closing of the Arrangement, all holders of common shares of the Company immediately prior to the effective time of the Arrangement received one new common share of the Company (each a “New Levon Share”) and 0.5 of a common share (each, a “Spinco Share”) of 1027949 BC Ltd., a newly formed exploration company (“Spinco”), in exchange for each common share of the Company (each a “Levon Share”) held by them. Upon closing of the SciVac Arrangement, shareholders of the Company held 100% of the issued and outstanding Spinco Shares in addition to 31.6% of the issued and outstanding New Levon Shares. In addition to acquiring all of the issued and outstanding shares of SciVac, the Company retained $27 million in cash. All other assets and liabilities of Levon were transferred to or will be assumed by Spinco.

On completion of the SciVac Arrangement, the Company will have estimated assets of $33,000,000 and liabilities of $19,400,000 based on the June 30, 2015, quarterly financial information for SciVac.

On July 14, 2015, the New Levon Shares commenced trading on the Toronto Stock Exchange (the “TSX”) under the ticker symbol “VAC” on July 14, 2015 and were quoted on the OTCQX under the symbol “SVACF”.

The Company’s management team and board of directors resigned at or about the time of completion of the Arrangement and the following management and directors were appointed: Dr. Curtis A. Lockshin (Chief Executive Officer and Director); James J. Martin (Chief Financial Officer); Steven D. Rubin (Chairman); Dmitry Genkin (Director); Kate Inman (Director); Adam Logal (Director); David Rector (Director); and Shayla Forster (Corporate Secretary).

OVERALL PERFORMANCE

Cordero Silver, Gold, Zinc, Lead Project, Mexico

The Company’s wholly owned Cordero-Sanson Project (“the Cordero Project”) is located 35 km northeast of the town of Hidalgo Del Parral, in the southern part of the state of Chihuahua in north central Mexico. In February of 2009, the Company commenced field work on the Cordero Project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in north central Mexico (Penasquito, Pitarrilla, Camino Rojo and others).

Levon optioned the Cordero property through a joint venture agreement with VHV in 2009 to explore and develop the property as operator from the beginning of the joint venture.

The Cordero project mining claims are all unpatented federal lode mining claims under Mexican law, which provide mineral exploration and mining rights. The annual assessment on the mining claims are all owned and administered and maintained by Minera Titan.

The total area of the Levon Cordero claim holding is approximately 19,900 hectares, which Levon owns 100%. In 2013, Levon exercised option to purchase agreements on two inlying claim blocks over a discovery area and also purchased and explored the Aida claim in the center of the discovery area.

In 2014, lands surrounding the Levon claims that had been previously withdrawn from mineral entry by a Federal Mexico Government natural gas reserve came open to mineral entry and claim staking. Levon staked 5 new mining claims (total area of about 17,170 hectares) to extend the property to the west and south. The new claim applications have been submitted to Mexican mining authorities for review and approval before mineral rights are formally transferred to Minera Titan. The total number of hectares ultimately approved by the Mexican mining authorities may be different. Should all claims receive approval, the total area covered by Levon claims will be increased to 37,000 hectares.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2015

OVERALL PERFORMANCE (Continued)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continued)

The Company’s exploration has focused mainly within the Cordero Project Porphyry Belt defined in a southern tier of the main claim block. The Cordero Porphyry Belt is defined through 15 km of strike with widths from 3-5 km, by six mineralized porphyry and diatreme intrusive centers. Three of eight Phase1 exploration holes in 2009 were discovery holes in the central part of the Belt. The discovery holes intersected economic metal grades over mineable, bulk tonnage widths (news release November 3, 2009). Over the next five years, Levon followed up the discovery holes with offset and grid drilling to define mineral resources, which have been updated as the discovery has expanded through four Phases of accelerated exploration and grid drilling. An initial NI 43-101 was published June 21, 2011 (news release of June 12, 2011) with an updated resources announced on June 19, 2012 (NI 43-101 report filed on July 31, 2012 and then amended May 8, 2013) (news release of May 15, 2013).

On January 30, 2012, a first and favorable Preliminary Economic Assessment (PEA) was published on the then current exploration results (news release of January 30, 2012) The PEA was constrained to the upper 30% of the resource at the surface located off of the Aida claim since at that time the claim was not owned. The PEA was thus an interim document to be updated in the future.

The PEA was a collaboration between M3 and IMC and authored and approved by Herbert E. Welhener, MMSA-QPM, SME Registered Member #3434330RM, of IMC who is the independent Qualified Person for purposes of this Preliminary Economic Assessment and the associated updated resource calculation. The PEA was announced January 30, 2012, published on March 12, 2012, amended on May 8, 2013. The PEA was derived by considering the uppermost 30% portion of the first resource outside a central claim that was not owned by the Company. The PEA considers mining through the Stage 4 open pits. The PEA projects a pre-tax Internal Rate of Return (IRR) of 19.5 % and an after-tax IRR of 14.8% (at a silver price of $25.15/oz., gold price of $1,384.77/oz., zinc price of $0.91 per pound, and lead price of $0.96 per pound) over a projected 15 years to complete the first four stages of open pit mining. The potential metal production over the 15 years of mining is 131,156,000 ounces of silver, 190,000 ounces of gold, 1,373,359,000 pounds of zinc, and 1,033,407,000 pounds of lead. Mill feed production rates are estimated at 40.0 thousand tonnes per day (Tpd) or 14.6 million tonnes per year. The capital cost of the project is estimated to be $646,800,000, with operating costs (mine, mill, process plant, operating, general administration, treatment, and transportation charges) estimated at $13.82 per tonne.

A PEA should not be considered to be a prefeasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. For example the Cordero resource has not been completely delineated by drilling and the resource is open to expansion on strike and at depth and within the newly acquired claim in the center of the resource. Also modeled waste (non-mineralized rock) in the PEA open pits is mostly surrounding the resources in areas that have yet to be drilled. The undrilled areas within the modeled open pits are considered proximal resource targets with potential of adding to the resource once they are drilled. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Closer spaced drilling is required to try and convert the posted resource (all categories) to mineral reserves. Furthermore, there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In 2013, the Company purchased the Aida claim outright and completed exploration and grid drilling across the claim with better than expected results (news release of April 30, 2014 and supporting materials of April 30, 2014). The Aida claim drill results were sufficient to require a 2014 update of the Cordero resource (news release September 3, 2014, corrected September 5, 2014), which is supported by the NI 43-101 Technical report (dated October 15, 2014) filed with SEDAR www.sedar.com).

To date, Levon has drilled a total of 274 core holes (126,916 m) at Cordero including the expansion and resource definition drilling and initial exploration drilling in outlying targets. The outlying target drilling encountered mineralization in each of the targets for future exploration follow up, but Levon’s focus has been on expanding the bulk tonnage, open pit resource.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2015

OVERALL PERFORMANCE (Continued)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continued)

In 2014, an updated Cordero mineral resource was announced (news releases of September 3, 2014, September 5, 2014) and the accompanying Canadian National Instrument 43-101 technical report filed on SEDAR (www.sedar.com) (dated October 15, 2014). The resource is constrained and tabulated within the geometry of a revised open pit, and includes an indicated resource containing 488,494,796 ounces (ozs) silver, 1,366,129 ozs gold, 9.0 billion pounds (B lbs) zinc and 4.7 B lbs lead in 848.5 million tonnes (M t) of material grading 41.03 silver equivalent grams per tonne (g/t), including 17.91 g/t silver, 0.05 g/t gold, 0.479 percent (%) zinc, and 0.254 % lead, at a cut-off grade of 15 g/t silver equivalent. The open pit resource geometry contains an additional inferred resource of 44,448,039 ozs silver, 84,746 ozs gold, 663,311 million pounds (M lbs) zinc, 396,532 M lbs lead within 92,158 million tonnes of material grading 31.4 g/t silver equivalent including 15.00 g/t silver, 0.029 g/t gold, 0.327 % zinc, and 0.195 % lead at a cut-off grade of 15 g/t silver equivalent (Table 1). The open pit resource shell measures 2.5 kilometers by 1.6 kilometers and is 600 meters deep with a low overall strip ratio of 1.20 waste to mineralized material. A map and cross sections of the open pit may be viewed on Levon’s website (www.levon.com) and in the report posted on SEDAR (www.sedar.com).

The 2014 mineral resource is based on 120,239 meters (m) of drilling in 245 core holes which is an addition of 19,396 m of drilling in 36 core holes over the drill information used for the June 2012 mineral resource estimate.

A summary of the updated resource estimate is shown in Table 1. Resource grades are expressed as silver equivalents, which equate to projected recovered metals. Silver equivalent is calculated using the most recent metallurgical testing recoveries for each metal. The resource shell is defined based on the deductions for mining and operating costs per tonne, including estimated transportation and refining costs for each metal in a projected mill concentrate (Table 2). Silver equivalents are calculated at $20 / oz silver, $1250 / oz gold, 0.94 cents / lb zinc, and 0.95 cents / lb lead.

As with previous resource estimates, the 2014 Cordero resource is tabulated within an open pit geometry using an inverse distance estimation block model. The assay intervals are composited into 10 m bench height lengths for silver, gold, zinc and lead, which are estimated into a block model by inverse distance to the sixth power weighting.

The 2014 updated resource modeling also incorporates the latest second round of metallurgical testing results built on the metallurgical testing of the first PEA and supervised by M3. The latest metallurgy indicates improved metal recoveries (NI 43-101 report of October 15, 2014) including for gold, which is included in the 2014 resource.

The 2014 Cordero resource estimate represents a 34% increase in indicated mineral resources over the July 2012 resource.

Table 1. Summary of the September 03, 2014 updated Cordero mineral resource.

Table 2. Silver equivalent calculation variables: metal prices, estimated recovery through a standard flotation mill with separate zinc and lead circuits, estimated away from property smelting and refining charges*.

*Costs used to define the resource shell include $6.00/t process cost, $0.75/t G&A, $1.75/t mining cost and the estimated TCRC costs.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2015

OVERALL PERFORMANCE (Continued)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continued)

Future Exploration

At Cordero, the latest 2014 mineral resource remains open to expansion since it has not yet been fully delineated with step out drill holes. The Company expects to follow the recommendation of the 2014 updated Cordero resource report for additional metallurgical testing and economic modeling in the future.

Exploration Potential

Cordero Project geology, metal assemblages and scale of the porphyry controlled mineralized centers recognized by Levon appear to be most analogous with the Penasquito mine of Goldcorp. The Company believes Cordero Project geology, mineralization and exploration results to date support and extend this geologic analogy. The initial Levon Cordero Project discovery was (hole C09-5) centered on a diatreme breccia (news release of November 3, 2009) directly analogous with the Penasquito open pit deposits.

Levon recognition of porphyry controlled Ag, Au, Zn, Pb mineralization 1 km to the northeast (hole C09-8) (news release of November 3, 2009) lead to the application of porphyry exploration model, well known around the world, to guide Cordero Project exploration. The resource grid drilling defines a bulk tonnage mineralized zone about 3 km long and 2 km wide to maximum depths of 1.2 km. The mineralization is largely open to expansion by drilling on strike and at depth.

Geologically important, younger porphyry style copper and molybdenite mineralization, has been intersected in a northeast part of the Cordero resource at depth (in hole C11-163 from 900 to1,200 m) and also possible zinc porphyry, and replacement mineralization beneath the Pozo de Plata Diatreme. Both these geologic occurrences will require future deep exploration follow up.

Outlying Cordero exploration away from the resource encountered mineralization that requires future exploration drilling to fully evaluate the significance. Cordero geology, metal assemblages and scale of the porphyry controlled mineralized centers appear to be most analogous with the geology of the Penasquito mine of GoldCorp. We believe Cordero geology, mineralization and exploration results to date support this analogy and point to this scale of upside discovery potential at Cordero. Cordero is in the advanced resource delineation stage in and around the September 2014 published resource and the early exploration stage at depth beneath the resource and in outlying targets within the porphyry belts and the Perla mineralized volcanic centre. For further details and maps of the Cordero Project, please see Levon Resource’s website: www.levon.com.

Expenditures

The Company incurred the following exploration expenditures, which were expensed in the consolidated statement of operations and comprehensive loss for the three months ended June 30, 2015 and 2014, and the year ended March 31, 2015:

	3 months ended June 30,		Year end
Cordero Project	2015	2014	March 31, 2015

Assays	$-	$43,270	$43,682
Drilling and exploration	9,934	17,518	54,701
Geological and management services	73,408	164,103	568,700
Mining rights	-	20,439	196,504
Payroll and general supplies	35,514	-	195,315
Professional fees	-	55,494	-
Travel	10,624	-	30,339
Total	$129,480	$300,824	$1,089,241

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2015

OVERALL PERFORMANCE (Continued)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continued)

Impairment

Against a background of continued challenging equity and debt capital markets facing mining companies, in particular mineral exploration and development companies, as well as other potential impairment indicators present, at March 31, 2015 the Company determined that the recoverable value of its Cordero Project based on fair value less costs to sell was approximately $50,000,000 and recorded an impairment of $78,763,649. The fair value of the Company’s exploration and evaluation assets was supported by a valuation report prepared by an independent company specializing in valuations of mining companies and mineral resource projects. There was no change in management’s assessment of impairment at June 30, 2015.

Other exploration and evaluation assets

During the year, the Company did not advance any exploration activity at any of its other non-material mineral properties. For information on other non-material properties held by the Company, refer to the Company’s Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com.

Because of the Cordero Project successes, Levon has launched a reconnaissance program to identify additional key Levon assets in other areas for properties with large scale, near term discovery potential. Property identifications and exams are proceeding in favorable mining jurisdictions.

Exploration and development risk

Exploration and development involves a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable. See “Business Risk Factors” herein, which refers the reader to the risk factors as set out in the Company’s Annual Report on Form 20-F for the year ended March 31, 2015. The Annual Report on Form 20-F also incorporates by reference risk factors in respect of the business of SciVac.

The Company’s projections are estimates only based on management’s assessment of facts at the time of the projections. Management believes these projections to be reasonable but actual results may differ.

For more information on risks and uncertainties facing the Company, refer to the section below named Risk Factors.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2015

RESULTS OF OPERATIONS

Three months ended June 30, 2015 compared with the three months ended June 30, 2014

	2015	2014

Expenses
Consulting and management fees	$290,383	$200,974
Depreciation	25,128	3,736
Directors’ fees	-	22,500
Exploration	129,480	300,824
General exploration	84,029	-
Listing and filing fees	84,977	25,147
Office, occupancy and miscellaneous	26,982	52,209
Professional fees	118,737	22,816
Salaries and benefits	4,079	57,459
Share-based payments	209,698	266,286
Shareholder relations and promotion	159,197	76,399
Transaction costs	598,014	-
Travel	44,049	32,165

Loss Before Other Items	(1,774,753)	(1,060,515)

Other items
Interest income	152,971	160,959
Foreign exchange loss	(275,582)	(287,512)

Net Loss for Before Income Taxes for the Period	(1,897,364)	(1,187,068)

Deferred Income Tax Expense	(272,101)	-

Net Loss for the Period	(2,169,465)	(1,187,068)

Other Comprehensive Loss
Unrealized loss on investments	(2,093,143)	(58)
Deferred income tax recovery	272,101	-

Total Comprehensive Loss for Period	$(3,990,507)	$(1,187,126)

The Company’s net loss increased by $982,397 from a net loss of $1,187,068 for the three months ended June 30, 2014 to a net loss of $2,169,465 for the three months ended June 30, 2015. The overall increase in the net loss as compared to the prior year was due to the factors discussed below:

Consultant and management fees

Consulting and management fees increased by $89,409 during the period from $200,974 for the three months ended June 30, 2014 to $290,383 for the three months ended June 30, 2015. The increase is arises due to several factors including; i) the engagement of the CFO and corporate secretary as consultants who provided services through Oniva International Services Corp. (“Oniva”) in the prior year period and the related cost recorded as salary and benefits; and ii) the payment of the CEO’s bonuses commencing on January 1, 2015 in US$ and the effect of the appreciation of the US$ on the management fees paid to the CEO and VP Exploration, which are denominated in US$ dollars.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2015

RESULTS OF OPERATIONS (Continued)

Three months ended June 30, 2015 compared with the three months ended June 30, 2014 (Continued)

Directors’ fees

The Company paid no directors fees in the three months ended June 30, 2015 (2014 - $22,500) in anticipation of a closing of the Arrangement during the quarter and following the payment to the independent special committee fees paid to the non-executive directors in connection with their evaluation of the Arrangement.

Exploration expenditures

Exploration expenditures decreased by $171,344 during the three months ended June 30, 2015 from $300,824 for the three months ended June 30, 2014 to $129,480 during for the three months ended June 30, 2015. The decrease reflects the decision of management to slow overall exploration activity at the Cordero Project, consistent with the Company’s efforts in overall cost control.

General exploration expenditures

General exploration expenditures of $84,029 incurred during the current quarter relate to consulting, travel, and due diligence expenditures incurred in connection with the Company’s efforts to identify and evaluate mining projects for potential investment or acquisition.

Listing and filing fees

Listing and filing fees increased by $59,830 during the three months ended June 30, 2015 from $25,147 for the three months ended June 30, 2014 to $84,977 during for the three months ended June 30, 2015. The increase reflects the costs related to the Special Meeting of the Shareholders and Optionholders held on June 3, 2015 in connection with the Arrangement and an underpayment of the annual filing fees owing in the prior year quarter.

Office, occupancy and miscellaneous

Office, occupancy and miscellaneous expenditures decreased by $25,227 during the three months ended June 30, 2015 from $52,209 for the three months ended June 30, 2014 to $26,982 during for the three months ended June 30, 2015. The decrease reflects cost savings realized upon the termination on March 31, 2015 of services provided by Oniva pursuant to a cost sharing arrangement and the relocation of the Company’s offices.

Professional fees

Professional fees increased by $95,921 during the three months ended June 30, 2015 from $22,816 for the three months ended June 30, 2014 to $118,737 during for the three months ended June 30, 2015. The current quarter fees include the 2015 audit fee, which was paid and recorded in the subsequent quarter in respect of the prior year, and the cost of a valuation report prepared in respect of the Company’s mineral properties.

Salaries and benefits

Salaries and benefits decreased by $53,380 during the three months ended June 30, 2015 from $57,459 for the three months ended June 30, 2014 to $4,079 during for the three months ended June 30, 2015. In the three month period ended June 30, 2014, prior to the termination of the services provided by Oniva on March 31, 2015, the Company was charged for salary and benefits relating to services provided by the CFO and corporate secretary.

Share-based payments

Share-based payments decreased by $56,588 from $266,286 for the three months ended June 30, 2014 to $209,698 for the three months ended June 30, 2015. The lower expense in the current period reflects i) the lower fair value of the October 2014 option grant relative to the March 2014 option grant and ii) the impact of the graded vesting method, which recognizes upfront a greater proportion of the total share-based payments expense. A larger proportion of the March 2014 option grant expense was recognized in the three months ended June 30, 2014 than that of the October 2015 grant in the three months ended June 30, 2015.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2015

RESULTS OF OPERATIONS (Continued)

Three months ended June 30, 2015 compared with the three months ended June 30, 2014 (Continued)

Shareholder relations and promotion

Shareholder relations and promotion increased by $82,798 from $76,399 for the three months ended June 30, 2014 to $159,197 for the three months ended June 30, 2015. The increase reflects the costs related to the Special Meeting of the Shareholders and Optionholders held on June 3, 2015 in connection with the Arrangement.

Transaction costs

During the quarter the Company incurred legal and related costs amounting to $598,014 relating to the Arrangement.

Foreign exchange

The Company recorded a foreign exchange loss during the quarter ended June 30, 2015 of $275,582 as compared with a foreign exchange loss of $287,512 during the quarter ended June 30, 2014. The current period’s foreign exchange loss is attributed to the weakening of the peso and the US$ from March 31, 2015 to June 30, 2015 relative to the C$ and the impact of the value of the Company’s foreign assets held in Mexico and US dollar cash balances.

Other Comprehensive Income (Loss)

In addition, the Company recorded in other comprehensive income (loss) an unrealized loss on investments during the period ended June 30, 2015 of $2,093,143 as compared to an unrealized loss on investments of $58 during the year ended June 30, 2014. The unrealized investment loss in quarter was attributable to an decrease in the fair value of the Company’s 9.0% interest in Pershing Gold as at June 30, 2015, based on the decrease in its share price since the beginning of the quarter, and a related foreign exchange loss on the US$ denominated investments. The unrealized loss on investments gives rise to the deferred income tax recovery of $272,101 reported in other comprehensive loss, and a corresponding deferred income tax expense reported in net loss.

SUMMARY OF QUARTERLY RESULTS

Period ended	Jun 30 2015 Q1	Mar 31 2015 Q4	Dec 31 2014 Q3	Sep 30 2014 Q2	Jun 30 2014 Q1	Mar 31 2014 Q4	Dec 31 2013 Q3	Sep 30 2013 Q2
Loss before other items	(1,774,753)	(1,783,035)	(1,623,590)	(1,375,696)	(1,060,516)	(1,877,510)	(2,145,356)	(1,043,846)
Net Loss	(2,169,465)	(79,986,997)	(1,493,761)	(910,154)	(1,187,069)	(1,777,012)	(1,693,600)	(1,122,346)
Basic Loss per Share	(0.01)	(0.38)	(0.00)	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)

All of the information above is presented in accordance with IFRS.

Quarterly results often fluctuate with changes in exploration and expenses and non-cash items such as share-based payments. The decrease in net losses in Q4 March 31, 2013 and Q1 June 30, 2013 are attributed to the overall decrease in exploration expenditures incurred.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2015

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations to date through the issuance of common shares. Currently, the Company has sufficient capital to conduct further exploration on its existing properties.

The Financial Statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon the continue support from its shareholders, the discovery of economically recoverable reserves (in the case of Levon), the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

As at June 30, 2015 the Company had working capital $46,108,225 compared to working capital of $39,892,103 at June 30, 2014.

Period/Year Ended	June 30, 2015	March 31, 2015
Working Capital	46,108,225	$49,758,641
Deficit	158,146,574	$156,062,817

Working capital decreased by $3,650,416 from $49,758,641 as at March 31, 2015 to $46,108,225 as at June 30, 2015. The decrease is mainly attributed to an unrealized loss on investments of $2,093,143 and a reduction in the cash balance of $778,106 during the quarter. Of the decrease of $778,106 in cash, $692,909 was used in operating activities

CASH FLOW

	June 30, 2015	June 30, 2014

Cash used in operating activities	$(692,909)	$(839,170)
Cash provided by (used in) investing activities	-	(850,000)
Cash provided by financing activities	40,500	50,000
Increase in cash and cash equivalents	$(652,409)	$(1,639,170)
Foreign exchange effect on cash	(125,697)	2,357
Cash balance, beginning of the period	33,926,320	41,685,776
Cash balance, end of the period	$33,148,214	$40,048,693

Operating Activities:

Cash used in operating activities for the three months ended June 30, 2015 was $692,909 compared to $839,170 for the three months ended June 30, 2014. The decrease in cash used in operating activities is mainly attributed to an increase in accounts payable related to transaction expenses incurred in the three months ended June 30, 2015.

Investing Activities:

Cash used by investing activities for the three months ended June 30, 2015 was $Nil compared to $850,000 for the three months ended June 30, 2014.

During the three months ended June 30, 2014, the Company entered into a private placement of a convertible senior secured debenture with an arm’s length party in an effort to diversify the focus of the Company and reduce the dependence on its current exploration and evaluation assets given the challenging market conditions, particularly facing mineral exploration and development companies.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2015

CASH FLOW (Continued)

Financing Activities:

Cash provided by financing activities for the three months ended June 30, 2015 was $40,500 (2014 - $50,000) in connection with an exercise of 142,500 (2014 – 200,000) stock options.

OFF-BALANCE SHEET ARRANGEMNETS

The Company has not entered into any off-balance sheet transactions.

RELATED PARTY TRANSACTIONS

Key management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended June 30, 2015 and 2014 are as follows:

	June 30, 2015	June 30, 2014
Salaries and benefits	$-	$21,837
Consulting and management fees (i)	260,404	181,433
Share-based payments	134,644	167,349
	$395,048	$370,619

(i)	Includes amounts paid to the CEO, CFO, VP Exploration and corporate secretary of the Company, recorded in consulting and management fees and exploration expense, respectively. The Company also has commitments related to change of control provisions to the CEO and VP Exploration (see “Commitments”).

As of April 1, 2015, the Company no longer had any key management employees following the termination of the Oniva cost sharing arrangement at which time the CFO and a new corporate secretary were retained as consultants. During the quarter the Company appointed a new CFO following the departure of the former CFO on April 30, 2015. The increase in consulting and management fees arises due to several factors including: i) the engagement of key management as consultants; ii) incremental costs associated with the change in personnel in the accounting function during the quarter and the Arrangement; and iii) the payment of the CEO’s bonuses commencing on January 1, 2015 in US$ and the effect of the appreciation of the US$ on the management fees paid to the CEO and VP Exploration, which are denominated in US$ dollars. Share-based payments paid to management personnel relates to the vesting of stock options granted in March 2014 and October 2014. No stock options were granted to key management personnel during the three months ended June 30, 2015 or 2014.

During the three months ended June 30, 2014, $93,824 was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva, a private company owned by the Company and five other reporting issuers having common directors. The Company participated in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement with Oniva was terminated on March 31, 2015 and the Company is no longer a shareholder in Oniva.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2015

RELATED PARTY TRANSACTIONS (Continued)

Due to related parties consists of the following:

	June 30, 2015	March 31, 2015
NK Financial Services Ltd (i)	$28,000	$-
Coral Gold Resources Ltd. (ii)	58,094	58,774
Great Thunder Gold Corp. (ii)	-	999
	$86,094	$59,773

(i)	NK Financial Services Ltd. is a private company controlled by an officer of the Company.
(ii)	Coral Gold Resources Ltd. and Great Thunder Gold Corp. are related by way of common directors.

Related party transactions are measured at the estimated fair values of the services provided or goods received.

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions other than the Arrangement, which completed on July 9, 2015.

BUSINESS RISK FACTORS

This MD&A contains forward-looking statements that involve risk and uncertainties, including references to the Arrangement. In addition to the other information presented in this MD&A, in evaluating the Company and its business the readers should consider carefully the risk factors set out in the Company’s Annual Report on Form 20-F for the year ended March 31, 2015, (Item 3. Key Information – D. Risk Factors), which is available on SciVac Therapeutic’s profile on SEDAR (www.sedar.com).

The reader is cautioned to also carefully consider other information relating to SciVac set out in the Company’s Management Information Circular dated May 1, 2015 relating to the Special Meeting of Shareholders and Optionholders of Levon on June 3, 2015 (the “Information Circular”), including the SciVac risk factors set out in “Risk factors” in Appendix F, which are also hereby incorporated by reference. The Information Circular is also available on the SciVac Therapeutic’s profile on SEDAR (www.sedar.com).

The Company’s actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed the Company’s Form 20-F and elsewhere in this MD&A.

FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk and price risk), credit and liquidity risk.

The Company’s Financial Statements do not include all financial risk management information and disclosures required in the annual financial statements; the Financial Statements and this MD&A should be read in conjunction with the Company’s annual financial statements for the year ended March 31, 2015.

There have been no changes in the risk management approach or in any risk management policies since the year end.

Fair value estimation

The carrying amounts of amounts receivable (excluding HST and IVA, being Mexican value added tax), accounts payable and due to related parties are a reasonable estimate of their fair values due to their short term to maturity. Cash equivalents are comprised of cashable GICs with a maturity of three months or less and are carried at fair value in accordance with Level 1 of the fair value hierarchy. Investment securities are accounted for at fair value based on quoted market prices in accordance with Level 1 of the fair value hierarchy. The carrying amount of reclamation

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2015

FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

Fair value estimation (continued)

deposits approximate their fair value in accordance with Level 2 of the fair value hierarchy as the stated rates approximate market rates of interest.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at June 30, 2015.

	Level 1	Level 2	Level 3
Cash and cash equivalents	$33,148,214	$-	$-
Investments	$13,969,205	$-	$-
Reclamation deposits	$-	$32,629	$-

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2015.

	Level 1	Level 2	Level 3
Cash and cash equivalents	$33,926,320	$-	$-
Investments	$16,062,348	$-	$-
Reclamation deposits	$-	$32,629	$-

ACCOUNTING POLICIES AND ESTIMATES

Accounting policies

The Financial Statements have been prepared in accordance with IAS 34, “Interim financial reporting”. The Financial Statements should be read in conjunction with the annual financial statements for the year ended March 31, 2015, which have been prepared in accordance with IFRSs.

The accounting policies adopted in the Financial Statements are consistent with those adopted in the previous financial year ended March 31, 2015.

Taxes on income/losses in the interim periods are accrued using the tax rate that would be applicable to expected total annual income or loss.

Estimates

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates.

In preparing the Financial Statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual financial statements for the year ended March 31, 2015.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2015

OUTSTANDING SHARE DATA

The following is the Company’s outstanding share data as of June 30, 2014 and August 13, 2015:

Common Shares: 231,706,923 as of June 30, 2015 and 756,599,439 as of August 13, 2015. Subsequent to June 30, 2015, the Company issued 7,378,500 common shares pursuant to stock option exercises (see below) and 517,514,016 common shares in connection with the Arrangement.

Stock Options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Jun 30/15)	Number of Shares Remaining Subject to Options (Aug 13/15)
July 20, 2015	$0.65	400,000	-
September 3, 2015	$1.00	3,200,000	-
November 26, 2015	$0.75	100,000	-
November 26, 2015	$1.00	200,000	-
November 26, 2015	$1.25	200,000	-
March 25, 2016	$0.75	7,850,000	-
May 15, 2017	$1.00	750,000	-
June 7, 2017	$1.00	50,000	-
March 10, 2019	$0.40	4,425,000	-
October 21, 2019	$0.28	3,675,000	-
TOTAL:		20,850,000	-

Pursuant to the Company’s stock option plan all unvested options vest upon a change of control of the Company. Immediately prior to completion of the Arrangement shareholders of the Company exercised 7,378,500 stock options raising $2,548,980. All remaining unexercised stock options were cancelled at the time of completion of the Arrangement.

COMMITMENTS

The Company has entered into consulting agreements, including with the CEO and VP of Exploration, which have expiry dates between December 2015 and April 2019. The Company’s commitment for future minimum payments in respect of these agreements is as follows:

	June 30, 2015	March 31, 2015
Not later than one year	$767,151	$780,005
Later than one year and no later than five years	1,646,568	1,826,352
	$2,413,719	$2,606,357

Completion of the Arrangement triggered a change in control provision resulting in severance payments prior to the transfer of all assets and liabilities to Spinco being made to a company controlled by the Company’s CEO and a company controlled by the Company’s VP Exploration in the amounts of US $1,500,000 and US $750,000 respectively pursuant to consulting agreements entered into by the Company with each party.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2015

COMMITMENTS (Continued)

The Company’s commitment for future minimum payments in respect of operating lease agreements are as follows:

	June 30, 2015	March 31, 2015
Not later than one year	$29,468	$16,065
Later than one year and no later than five years	51,720	-
	$81,188	$16,065

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS. Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company’s internal controls over financial reporting include policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s internal controls over financial reporting as at June 30, 2015. During the period ended June 30, 2015, the Company experienced a change of personnel operating in financial reporting and, upon completion of the Arrangement, there was a change in control and senior management of the Company. However, the former CEO and CFO and personnel operating in financial reporting of Levon were retained by the Company to assist in the preparation of the Company’s Financial Statements. The Company has concluded that there has been no change in the Company’s internal controls over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2015

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of August 13, 2015. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements, except as required by law. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements contained in this MD&A, include but are not limited to risks and uncertainties related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other resources; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those risk factors outlined in the Company’s most recent AIF (Annual Report filed on 20-F).